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                              January 26, 2023

       Paul Bay
       Chief Executive Officer
       Ingram Micro Holding Corporation
       3351 Michelson Drive, Suite 100
       Irvine, CA 92612

                                                        Re: Ingram Micro
Holding Corporation
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted January
10, 2023
                                                            CIK No. 0001897762

       Dear Paul Bay:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Our Relationship with Our Sponsor, page 12

   1.                                                   Please provide
disclosure in this section regarding the agreements you have with your
                                                        Sponsor, such as the
advisory agreement and investor rights agreement. Please also discuss that your
Sponsor will continue to control your board and corporate decisions after the offering, including
the board representation rights in your investor rights agreement.
                                                        Also discuss potential
conflicts of interests with your Sponsor as you do in your risk factor disclosure on page 55.
 Paul Bay
FirstName  LastNamePaul Bay
Ingram Micro  Holding Corporation
Comapany
January 26,NameIngram
            2023       Micro Holding Corporation
January
Page 2 26, 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
81

2. Please discuss the comparative results of your 32-week interim period ended October 1,
         2022 and pro forma combined financial period ended October 2, 2021. Liquidity and Capital Resources, page 124

3. We note your amended disclosure in response to comment 1 and reissue. Please expand your discussion of interest rates to describe their impact on your financial condition, including your balance sheet. For example, given rising rates, describe any resulting impacts on your inventory, accounts payable, long-term debt, or accrued expense balances. If applicable, expand your disclosure to describe how you are funding these additional costs. Your current disclosure includes a description of your debt, but does not state whether you are and have been impacted by rising interest rates. Executive Compensation, page 162

4. We note your disclosure that material elements of your 2022 executive compensation were determined "in consultation with representatives from Platinum Equity." Please clarify if these services were performed as part of the Corporate Advisory Services
         Agreement with Platinum Equity and clarify Platinum's role in the determination of executive compensation after completion of this offering.
Unaudited Condensed Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revision of Previously Issued Consolidated Financial Statements, page F-64

5. Please provide a description of the error that each adjustment corrects relating to the CLS
         Sale. In this regard, the nature of the error is not clear from your current disclosure.
6. The errors resulted in a $122 million overstatement of cash used in operating activities for the twenty-six weeks ended July 2, 2022, which appears to be quantitatively material.
         Please provide a detailed SAB 99 materiality analysis to support your determination that the errors you identified were not material. Also, tell us and disclose how these errors impacted your free cash flow non-GAAP measure. Otherwise, remove your disclosures stating that the errors were not material and confirm that you will identify the financial
         statements as    restated    and provide appropriate ASC 250
disclosures, when financial
         statements for the twenty-six weeks ended July 2, 2022 are next presented.
 Paul Bay
FirstName  LastNamePaul Bay
Ingram Micro  Holding Corporation
Comapany
January 26,NameIngram
            2023       Micro Holding Corporation
January
Page 3 26, 2023 Page 3
FirstName LastName
       You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Cristopher Greer